UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Kimball International, Inc.

(Name of Issuer)

Class A Common Stock $0.05 Par Value

(Title of Class of Securities)

494274 20 2

(CUSIP Number)

12-31-2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494274 20 2

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Barbara J. Habig ..........................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only............................................................................................................................................

4.	Citizenship or Place of Organization USA...................................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power 719,726 (a)......................................................................................................

		6.	Shared Voting Power 0................................................................................................................

		7.	Sole Dispositive Power 719,726 (a)...............................................................................................

		8.	Shared Dispositive Power 0..........................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 719,726 (a)...........................................

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ............................

11.	Percent of Class Represented by Amount in Row (9) 5.4% (a)....................................................................

12.	Type of Reporting Person (See Instructions) IN...........................................................................................

(a)	Shares of Class A Common Stock of Kimball International, Inc. which pursuant to charter provision are convertible into Class B Common Stock on a share-for-share basis at any time.

CUSIP NO. 494274 20 2

Item 1(a). Name of Issuer

Kimball International, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices

1600 Royal Street
Jasper, IN 47549

Item 2(a). Name of Person Filing

Barbara J. Habig

Item 2(b). Address of Principal Business Office or, if none, Residence

4949 Lampkins Ridge Road
Bloomington, IN  47401

Items 2(c). Citizenship

Each of the persons filing this statement is a citizen of the United States.

Item 2(d). Title of Class of Securities

Class A Common Stock, $0.05 Par Value

Item 2(e). CUSIP Number:

494274 20 2

Item 3. Not applicable

Item 4. Ownership (as of December 31, 2005)

(a)  Amount beneficially owned:  See item 9 on the cover page

(b)  Percent of class:  See item 11 on the cover page

(c)  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:  See item 5 on the cover page

(ii)  Shared power to vote or to direct the vote:  See item 6 on the cover page

(iii)  Sole power to dispose or to direct the disposition of:  See item 7 on the cover page

(iv)  Shared power to dispose or to direct the disposition of:  See item 8 on the coverage page

CUSIP NO. 494274 20 2

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More Than Five percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

CUSIP NO. 494274 20 2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2006

/s/ Barbara J. Habig

BARBARA J. HABIG